metabolic

RECEIVED

2006 MAY 19 A 11:32

OFFICE OF INTERNATIONAL CORPORATE FINANCE

10 May, 2006

06013557

Securities and Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington D.C. 20549
U.S.A.

EXPRESS POST

Dear Sir/Madam,

SUPPL

Re: **Metabolic Pharmaceuticals Limited (FILE NO. 82-34880)**
submission of information filed with Australian Stock Exchange (ASX) and Australian Securities and Investment Commission (ASIC) pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Please find attached copies of announcements lodged with the ASX and ASIC:

Date of Announcement/Lodgement	To:	Title	No of Pages
29 March 2006	ASX	Change in Substantial Shareholdingt	8
5 April 2006	ASX	CEO To Present at US Biotech Conference	20
2 May 2006	ASX	Completes enrolment for obesity trial ahead of schedule	4
8 May 2006	ASX	Audio Broadcast – CEO Interviewed	3
10 May 2006	ASX	Quarterly Investor Update	8

Yours faithfully,
Metabolic Pharmaceuticals Limited

BShave

Belinda Shave
Financial Controller & Company Secretary

PROCESSED
MAY 23 2006
THOMSON FINANCIAL

(MPSEC10-5-06.doc)

ASX
AUSTRALIAN STOCK EXCHANGE

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4, 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE
Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 29/03/2006

TIME: 15:37:27

TO: METABOLIC PHARMACEUTICALS LIMITED

FAX NO: 03-9860-5777

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Change in substantial holding

If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.
If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open" status on ASX's trading system. This means that trading in your company's securities is temporarily stopped, to allow the market time to assess the contents of your announcement. "Pre-open" is approx. 10 minutes for most announcements but can be 50 minutes (approx) for takeover announcements.

Once "pre-open" period is completed, full trading of the company's securities recommences.

PLEASE NOTE:
In accordance with Guidance Note 14 of ASX Listing Rules, it is mandatory to elodge announcements using ASX Online. Fax is available for emergency purposes and costs A$38.50 (incl. GST). The only fax number to use is **1900 999 279**.

MONASH Commercial

Facsimile

Attention	Company Announcements Office. Australian Stock Exchange
Organisation	Australian Stock Exchange
CC	Company Secretary, Metabolic Pharmaceuticals Pty Ltd (fax 03 860 5700)
Fax number	1900 999 279
Sender	Peter Batchelor
Subject	Metabolic Pharmaceuticals Limited (ASX Code MBP)
Date	29 March 2006
Number of pages, including cover	7 (seven)

On behalf of Monash Investment Holdings Pty Ltd, ACN 099 844 818, as Trustee for Monash Investment Trust, Monash Commercial Pty Ltd ACN 095 891 722 and Monash University (together "Monash Investment Group") I enclose three *Notices of Change of Interest (form 604)* in relation to Metabolic Pharmaceuticals dated 29 March 2006

Yours faithfully

Peter Batchelor
Company Secretary
Monash Investment Holdings

P.O Box 3A
Monash University, VIC, 3800
www.monashcommercial.com
ACN 095 891 722

Corporations Act 2001
Section 671B

Notice of change of interests of substantial holder

To Company Name/Scheme	Metabolic Pharmaceuticals Pty Ltd
ACN/ARSN	083 866 862

1. Details of substantial holder (1)

Name	Monash Investment Holdings P/L ATF Monash Ivestment Trust ("Monash Investment Group")
ACN/ARSN (if applicable)	099 844 818

There was a change in the interests of the substantial holder on	23/06/05
The previous notice was given to the company on	16/10/03
The previous notice was dated	16/10/03

2. Previous and present voting power

The total number of votes attached to all the voting shares in the company or voting interests in the scheme that the substantial holder or an associate (2) had a relevant interest (3) in when last required, and when now required, to give a substantial holding notice to the company or scheme, are as follows:

Class of securities (4)	Previous notice		Present notice	
	Person's votes	Voting power (5)	Person's votes	Voting power (5)
Ordinary	21,677,520	10.10%	21,677,520	8.77%

3. Changes in relevant interests

Particulars of each change in, or change in the nature of, a relevant interest of the substantial holder or an associate in voting securities of the company or scheme, since the substantial holder was last required to give a substantial holding notice to the company or scheme are as follows:

Date of change	Person whose relevant interest changed	Nature of change (6)	Consideration given in relation to change (7)	Class and number of securities affected	Person's votes affected
30/06/05	Monash Investment Group	dilution	nil	ordinary 21,677,520	21,677,520

4. Present relevant interests

Particulars of each relevant interest of the substantial holder in voting securities after the change are as follows:

Holder of relevant interest	Registered holder of securities	Person entitled to be registered as holder (8)	Nature of relevant interest (6)	Class and number of securities	Person's votes
Monash Investment Group	same		holder	ordinary 21,677,520	21,677,520

5. Changes in association

The persons who have become associates (2) of, ceased to be associates of, or have changed the nature of their association (9) with, the substantial holder in relation to voting interests in the company or scheme are as follows:

Name and ACN/ARSN (if applicable)	Nature of association

6. Addresses

The addresses of persons named in this form are as follows:

Name	Address
Monash Investment Holdings Pty Ltd	Building 3B, Monash University, Victoria 3800
Monash Commercial Pty Ltd & Monash Unversity	as above

Signature

print name	Peter Batchelor	capacity	Secretary, Monash Investment Holdings Pty Ltd
sign here		date	29/03/06

DIRECTIONS

(1) If there are a number of substantial holders with similar or related relevant interests (eg. a corporation and its related corporations, or the manager and trustee of an equity trust), the names could be included in an annexure to the form. If the relevant interests of a group of persons are essentially similar, they may be referred to throughout the form as a specifically named group if the membership of each group, with the names and addresses of members is clearly set out in paragraph 6 of the form.

(2) See the definition of "associate" in section 9 of the Corporations Act 2001.

(3) See the definition of "relevant interest" in sections 608 and 671B(7) of the Corporations Act 2001.

(4) The voting shares of a company constitute one class unless divided into separate classes.

(5) The person's votes divided by the total votes in the body corporate or scheme multiplied by 100.

(6) Include details of:

(a) any relevant agreement or other circumstances because of which the change in relevant interest occurred. If subsection 671B(4) applies, a copy of any document setting out the terms of any relevant agreement, and a statement by the person giving full and accurate details of any contract, scheme or arrangement, must accompany this form, together with a written statement certifying this contract, scheme or arrangement; and

(b) any qualification of the power of a person to exercise, control the exercise of, or influence the exercise of, the voting powers or disposal of the securities to which the relevant interest relates (indicating clearly the particular securities to which the qualification applies).

See the definition of "relevant agreement" in section 9 of the Corporations Act 2001.

(7) Details of the consideration must include any and all benefits, money and other, that any person from whom a relevant interest was acquired has, or may, become entitled to receive in relation to that acquisition. Details must be included even if the benefit is conditional on the happening or not of a contingency. Details must be included of any benefit paid on behalf of the substantial holder or its associate in relation to the acquisitions, even if they are not paid directly to the person from whom the relevant interest was acquired.

(8) If the substantial holder is unable to determine the identity of the person (eg. if the relevant interest arises because of an option) write "unknown".

(9) Give details, if appropriate, of the present association and any change in that association since the last substantial holding notice.

Corporations Act 2001
Section 671B

Notice of change of interests of substantial holder

To Company Name/Scheme	Metabolic Pharmaceuticals Pty Ltd
ACN/ARSN	083 866 862

1. Details of substantial holder (1)

Name	Monash Investment Holdings P/L ATF Monash Ivestment Trust ("Monash Investment Group")
ACN/ARSN (if applicable)	099 844 818

There was a change in the interests of the substantial holder on	27/03/06
The previous notice was given to the company on	29/03/06
The previous notice was dated	29/03/06

2. Previous and present voting power

The total number of votes attached to all the voting shares in the company or voting interests in the scheme that the substantial holder or an associate (2) had a relevant interest (3) in when last required, and when now required, to give a substantial holding notice to the company or scheme, are as follows:

Class of securities (4)	Previous notice		Present notice	
	Person's votes	Voting power (5)	Person's votes	Voting power (5)
Ordinary	21,677,520	7.62%	18,777,520	6.60%

3. Changes in relevant interests

Particulars of each change in, or change in the nature of, a relevant interest of the substantial holder or an associate in voting securities of the company or scheme, since the substantial holder was last required to give a substantial holding notice to the company or scheme are as follows:

Date of change	Person whose relevant interest changed	Nature of change (6)	Consideration given in relation to change (7)	Class and number of securities affected	Person's votes affected
27/03/06	Monash Investment Group	sale	$1,363,000	ordinary 2,900,000	2,900,000

4. Present relevant interests

Particulars of each relevant interest of the substantial holder in voting securities after the change are as follows:

Holder of relevant interest	Registered holder of securities	Person entitled to be registered as holder (8)	Nature of relevant interest (6)	Class and number of securities	Person's votes
Monash Investment Group	same		holder	ordinary 18,777,520	18,777,520

5. Changes in association

The persons who have become associates (2) of, ceased to be associates of, or have changed the nature of their association (9) with, the substantial holder in relation to voting interests in the company or scheme are as follows:

Name and ACN/ARSN (if applicable)	Nature of association

6. Addresses

The addresses of persons named in this form are as follows:

Name	Address
Monash Investment Holdings Pty Ltd	Building 3B, Monash University , Victoria 3800
Monash Commercial Pty Ltd & Monash Unversity	as above

Signature

print name Peter Batchelor capacity Secretary, Monash Investment Holdings Pty Ltd

sign here [signature] date 29/03/06

DIRECTIONS

(1) If there are a number of substantial holders with similar or related relevant interests (eg. a corporation and its related corporations, or the manager and trustee of an equity trust), the names could be included in an annexure to the form. If the relevant interests of a group of persons are essentially similar, they may be referred to throughout the form as a specifically named group if the membership of each group, with the names and addresses of members is clearly set out in paragraph 6 of the form.

(2) See the definition of "associate" in section 9 of the Corporations Act 2001.

(3) See the definition of "relevant interest" in sections 608 and 671B(7) of the Corporations Act 2001.

(4) The voting shares of a company constitute one class unless divided into separate classes.

(5) The person's votes divided by the total votes in the body corporate or scheme multiplied by 100.

(6) Include details of:

(a) any relevant agreement or other circumstances because of which the change in relevant interest occurred. If subsection 671B(4) applies, a copy of any document setting out the terms of any relevant agreement, and a statement by the person giving full and accurate details of any contract, scheme or arrangement, must accompany this form, together with a written statement certifying this contract, scheme or arrangement; and

(b) any qualification of the power of a person to exercise, control the exercise of, or influence the exercise of, the voting powers or disposal of the securities to which the relevant interest relates (indicating clearly the particular securities to which the qualification applies).

See the definition of "relevant agreement" in section 9 of the Corporations Act 2001.

(7) Details of the consideration must include any and all benefits, money and other, that any person from whom a relevant interest was acquired has, or may, become entitled to receive in relation to that acquisition. Details must be included even if the benefit is conditional on the happening or not of a contingency. Details must be included of any benefit paid on behalf of the substantial holder or its associate in relation to the acquisitions, even if they are not paid directly to the person from whom the relevant interest was acquired.

(8) If the substantial holder is unable to determine the identity of the person (eg. if the relevant interest arises because of an option) write "unknown".

(9) Give details, if appropriate, of the present association and any change in that association since the last substantial holding notice.

Corporations Act 2001
Section 671B

Notice of change of interests of substantial holder

To Company Name/Scheme	Metabolic Pharmaceuticals Pty Ltd
ACN/ARSN	083 866 862

1. Details of substantial holder (1)

Name	Monash Investment Holdings P/L ATF Monash Ivestment Trust ("Monash Investment Group")
ACN/ARSN (if applicable)	099 844 818

There was a change in the interests of the substantial holder on 24/03/06

The previous notice was given to the company on 29/03/06

The previous notice was dated 29/03/06

2. Previous and present voting power

The total number of votes attached to all the voting shares in the company or voting interests in the scheme that the substantial holder or an associate (2) had a relevant interest (3) in when last required, and when now required, to give a substantial holding notice to the company or scheme, are as follows:

Class of securities (4)	Previous notice		Present notice	
	Person's votes	Voting power (5)	Person's votes	Voting power (5)
Ordinary	21,677,520	8.77%	21,677,520	7.62%

3. Changes in relevant interests

Particulars of each change in, or change in the nature of, a relevant interest of the substantial holder or an associate in voting securities of the company or scheme, since the substantial holder was last required to give a substantial holding notice to the company or scheme are as follows:

Date of change	Person whose relevant interest changed	Nature of change (6)	Consideration given in relation to change (7)	Class and number of securities affected	Person's votes affected
21/03/06	Monash Investment Group	dilution	nil	ordinary 21,677,520	21,677,520

4. Present relevant interests

Particulars of each relevant interest of the substantial holder in voting securities after the change are as follows:

Holder of relevant interest	Registered holder of securities	Person entitled to be registered as holder (8)	Nature of relevant interest (6)	Class and number of securities	Person's votes
Monash Investment Group	same		holder	ordinary 21,677,520	21,677,520

5. Changes in association

The persons who have become associates (2) of, ceased to be associates of, or have changed the nature of their association (9) with, the substantial holder in relation to voting interests in the company or scheme are as follows:

Name and ACN/ARSN (if applicable)	Nature of association

6. Addresses

The addresses of persons named in this form are as follows:

Name	Address
Monash Investment Holdings Pty Ltd	Building 3B, Monash University , Victoria 3800
Monash Commercial Pty Ltd & Monash Unversity	as above

Signature

print name	Peter Batchelor	capacity	Secretary, Monash Investment Holdings Pty Ltd
sign here		date	29/03/06

DIRECTIONS

(1) If there are a number of substantial holders with similar or related relevant interests (eg. a corporation and its related corporations, or the manager and trustee of an equity trust), the names could be included in an annexure to the form. If the relevant interests of a group of persons are essentially similar, they may be referred to throughout the form as a specifically named group if the membership of each group, with the names and addresses of members is clearly set out in paragraph 6 of the form.

(2) See the definition of "associate" in section 9 of the Corporations Act 2001.

(3) See the definition of "relevant interest" in sections 608 and 671B(7) of the Corporations Act 2001.

(4) The voting shares of a company constitute one class unless divided into separate classes.

(5) The person's votes divided by the total votes in the body corporate or scheme multiplied by 100.

(6) Include details of:

(a) any relevant agreement or other circumstances because of which the change in relevant interest occurred. If subsection 671B(4) applies, a copy of any document setting out the terms of any relevant agreement, and a statement by the person giving full and accurate details of any contract, scheme or arrangement, must accompany this form, together with a written statement certifying this contract, scheme or arrangement; and

(b) any qualification of the power of a person to exercise, control the exercise of, or influence the exercise of, the voting powers or disposal of the securities to which the relevant interest relates (indicating clearly the particular securities to which the qualification applies).

See the definition of "relevant agreement" in section 9 of the Corporations Act 2001.

(7) Details of the consideration must include any and all benefits, money and other, that any person from whom a relevant interest was acquired has, or may, become entitled to receive in relation to that acquisition. Details must be included even if the benefit is conditional on the happening or not of a contingency. Details must be included of any benefit paid on behalf of the substantial holder or its associate in relation to the acquisitions, even if they are not paid directly to the person from whom the relevant interest was acquired.

(8) If the substantial holder is unable to determine the identity of the person (eg. if the relevant interest arises because of an option) write "unknown".

(9) Give details, if appropriate, of the present association and any change in that association since the last substantial holding notice.

File No. 82-34880

ASX
AUSTRALIAN STOCK EXCHANGE

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4, 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE

Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 05/04/2006

TIME: 13:21:15

TO: METABOLIC PHARMACEUTICALS LIMITED

FAX NO: 03-9860-5777

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

CEO To Present at US Biotech Conferences

If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.
If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open" status on ASX's trading system. This means that trading in your company's securities is temporarily stopped, to allow the market time to assess the contents of your announcement. "Pre-open" is approx. 10 minutes for most announcements but can be 50 minutes (approx) for takeover announcements.

Once "pre-open" period is completed, full trading of the company's securities recommences.

PLEASE NOTE:
In accordance with Guidance Note 14 of ASX Listing Rules, it is mandatory to elodge announcements using ASX Online. Fax is available for emergency purposes and costs A$38.50 (incl. GST). The only fax number to use is **1900 999 279**.

ASX Announcement

metabolic

5 April 2006

Metabolic CEO to present at US biotech conferences

The CEO of Metabolic, Dr Roland Scollay, will be presenting at the following biotechnology conferences whilst in the US from Wednesday 5 April 2006 to Friday 7 April 2006:

- Boston Bio Relationships Conference;
- 2006 Australian Biotechnology Expo (New York); and
- BBY/Jeffries Life Sciences Conference (New York).

The attached corporate presentation provides an overview of Metabolic's business including an explanation of its two high potential, clinical stage drugs, AOD9604 for obesity and osteoporosis and ACV1 for neuropathic pain. Slides from this presentation will be used in various combinations for each conference.

- ENDS -

About Metabolic

*Metabolic Pharmaceuticals Limited (**ASX**: MBP, **OTC**: MBLPY) is an ASX listed biotechnology company based in Melbourne, Australia with 254 million shares on issue. The Company employs 23 staff and is led by an experienced and proven management team. The Company's mission is to bring to the market innovative drugs which will improve people's lives and return value to stakeholders.*

*Metabolic has two high-value, innovative drugs in late-stage human clinical development and several exciting drugs in the research pipeline. Both its clinical stage drugs, for obesity and neuropathic pain, address multi-billion dollar markets which are poorly served by existing drugs. Metabolic commenced a Phase 2B human clinical trial of its obesity drug (AOD9604) in October 2005, and plans to commence a Phase 2A human clinical trial of its pain drug (ACV1) in Q306. Metabolic also has discovery programs targeting type 2 diabetes, osteoporosis and a collaboration agreement with Neuren Pharmaceuticals Limited (**ASX**:NEU) in the field of nerve protection and regeneration. For more information, please visit the company's website at www.metabolic.com.au.*

Background to AOD9604 (for Obesity)

AOD9604 is a 16 amino acid, orally active peptide modelled on one segment of the human growth hormone molecule. Growth hormone occurs naturally in the body and has profound stimulatory effects on fat metabolism. Levels of the hormone are typically suppressed in the obese state and with increasing age. Counteraction of this imbalance by daily dosing with AOD9604 is believed to normalize suppressed fat metabolism in obese individuals, while avoiding unwanted effects of the whole growth hormone molecule. AOD9604 has been through a Phase 2B clinical trial which showed good indications of efficacy and an excellent tolerability profile, and a further low dose study commenced in Q405, with expected completion in early Q107.

Background to ACV1 (for Pain)

ACV1 is the first in a potential new class of drugs to specifically treat neuropathic (nerve) pain. Current therapies rely largely on the 'off-label' use of anticonvulsants, antidepressants and local anaesthetics, which have unimpressive efficacy and dose-limiting side effects. The potential range of indications for ACV1 extends to neuropathic pain in diabetics, post-herpetic neuralgia ("shingles"), sciatica and many other neuropathic pain conditions currently underserved by pharmaceutical treatment.

ACV1 is a 16 amino acid peptide which specifically blocks a subtype of a class of receptors in the peripheral nervous system called neuronal nicotinic acetylcholine receptors (nAChR). ACV1 can be administered by once daily subcutaneous injections providing substantial relief in several animal models of neuropathic pain without apparent adverse effects. A Phase 1 clinical trial was successfully completed in Q405 and Phase 2A is in preparation.

Background information on the drug development process

The steps required before a drug candidate is commercialised include:

1. *Discovery or invention, then filing a patent application in Australia and worldwide*
2. *Pre-clinical testing, laboratory and chemical process development and formulation studies;*
3. *Controlled human clinical trials to establish the safety and efficacy of the drug for its intended use;*
4. *Regulatory approval from the Therapeutic Goods Association (TGA) in Australia, the FDA in the USA and other agencies throughout the world.*
5. *Marketing and sales*

The testing and approval process requires substantial time, effort, and financial resources and we cannot be certain that any approvals for any of our products will be granted on a timely basis, if at all.

Human clinical trials are typically conducted in three sequential phases which may overlap:

Phase 1	***Phase 2***	***Phase 3***
Initial safety study in healthy human subjects or patients. *Of short duration.*	*Studies in a limited patient population designed to:* *- to identify possible adverse effects and safety risks in the patient population (2A); and* *- determine the efficacy of the product for specific targeted diseases (2B);* *- to determine tolerance and optimal dosage (2B).*	*Trials undertaken to further evaluate dosage and clinical efficacy and to further test for safety in an expanded patient population in clinical study sites throughout major target markets (e.g. USA, Europe and Australia).*

Contact Information

Roland Scollay	Peter Dawson	Diana Attana
Chief Executive Officer	Chief Financial Officer	Assistant Company Secretary/IRO
roland.scollay@metabolic.com.au	peter.dawson@metabolic.com.au	diana.attana@metabolic.com.au
T: +61-3-9860-5700	T: +61-3-9860-5700	T: +61-3-9860-5700

metabolic

Metabolic Pharmaceuticals Ltd
Melbourne, Australia

CORPORATE PRESENTATION

April 5, 2006

Presenter:

Roland Scollay, PhD, Chief Executive Officer

metabolic

Forward Looking Statements

This presentation contains forward-looking statements regarding the company's business and the therapeutic and commercial potential of its technologies and products in development. Any statement describing the company's goals, expectations, intentions or beliefs is a forward-looking statement and should be considered an at-risk statement. Such statements are subject to certain risks and uncertainties, particularly those risks or uncertainties inherent in the process of developing technology and in the process of discovering, developing and commercialising drugs that can be proven to be safe and effective for use as human therapeutics, and in the endeavor of building a business around such products and services. Actual results could differ materially from those discussed in this presentation. Factors that could cause or contribute to such differences include, but are not limited to, those discussed in the Metabolic Pharmaceuticals Ltd Annual Report for the year ended June 30, 2005, copies of which are available from the company or at www.metabolic.com.au.

Introduction to Metabolic

- Based in Melbourne
- Formed and listed in 1998
- 23 staff, most activities outsourced
- Current market cap ~US$100m
- Cash at 24 March 2006 ~US$20m

Metabolic's Pipeline Feb 2005

			Clinical			
	Research / Drug Discovery	Pre-clinical	Phase 1 Trials	Phase 2 Trials	Phase 3 Trials	2004 Global Market
AOD9604 (oral) obesity						US$ 1 billion, high growth potential
ACV1 (injected) neuropathic pain						US$ 2.5 billion, growing
NRP (Neuro-regenerative Peptides)						Estimate to be confirmed
ADD type 2 diabetes						Estimated to be a billion plus

metabolic

Metabolic's Pipeline Feb 2006

	Research / Drug Discovery	Pre-clinical	Clinical: Phase 1 Trials	Clinical: Phase 2 Trials	Clinical: Phase 3 Trials	2004 Global Market
AOD9604 (oral) obesity						US$ 1 billion, high growth potential
ACV1 (injected) neuropathic pain						US$ 2.5 billion, growing
AOD9604 (oral) osteoporosis		?				US$ 6 billion, growing
ACV1 (oral/nasal) neuropathic pain						As above, more market share
NRP (Neuro-regenerative Peptides)						Estimate to be confirmed
ADD type 2 diabetes						Estimated to be a billion plus
Oral Peptide Delivery Platform						Potential licensing opportunities

AOD9604

Metabolic's innovative obesity drug

metabolic

AOD9604 Rationale

- In obese individuals, growth hormone levels decline, resulting in reduced ability to burn fat
- Growth hormone replacement is quite effective in fat reduction but has unwanted side effects
- AOD9604 is a peptide fragment of growth hormone that restores the ability of the body to burn fat and hence reduce weight
- It has the fat burning activities of growth hormone but not the unwanted side effects
- Based on studies so far, it appears to be very safe and well tolerated, as expected for a natural hormone molecule
- Once daily oral delivery

metabolic

Growth Hormone Biology


Growth hormone
Fat metab.
Bone quality
IGF1
Protein synthesis
Muscle growth
Bone length

Growth Hormone / AOD9604 Biology


AOD9604
Fat metab.
Bone quality
IGF1
Protein synthesis
Muscle growth
Bone length

metabolic

Results from our previous trials

- Safety and tolerability
  - excellent results so far
- Efficacy
  - overall data support competitive efficacy
  - (strong confirmation of effects in recent animal studies)
- Optimal Dose
  - initially unclear, now better understood
  - lower doses likely required
  - possible upside of better outcomes at lower doses
  - new trial will confirm

Phase 2 results show efficacy at lowest dose



Per Protocol Weight Change (treatment 0-12 weeks)
0.5
0
-0.5
-1
-1.5
-2
-2.5
-3
Kilograms
-4
0
4
8
12
16
20
Time in weeks
0 mg
1 mg

- 12 week study
- Daily oral dose

- 34 pts (1mg)
- 37 pts (placebo)
- Age 30+
- BMI 35+

- Diet and exercise advice
- No weight loss plan

- 2kg weight loss more than placebo in 12 weeks

Comparison with existing drugs

Drug	Gender demographics (male vs female)	Weight loss relative to placebo over 12 weeks (kg)
AOD9604 1mg	Roughly equal	2.0
AOD9604 1mg, females	100% females	2.7 ←
AOD9604 1mg, "diet compliers"	Roughly equal	4.0 ←
Xenical	80% female	1.8
Meridia (2000 study)	Roughly equal	2.8
Acomplia (Rimonabant) (diet program)	"Mainly" female	3.0 ←

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Other positive trends*

- Abdominal circumference improved at all doses
- Hip circumference improved at all doses
- Lipid profiles improved (HDL/LDL, LDL)
- Impaired Glucose Tolerance (IGT) and progression to diabetes was reduced at all doses
- No weight rebound observed in 12 weeks follow up

* Not all statistically significant in this trial with low patient numbers. Trial not powered for these comparisons.

The current AOD9604 low dose Phase 2B clinical trial

Low dose trial design: The "OPTIONS" study

- Randomised, double blind, placebo controlled
- 480 subjects to be recruited. 120 per group for ~90 completers at week 12
- Equal numbers of males and females, age 18-65
- BMI 30-45, waistline >102cm (males), >95cm (females)
- Primary endpoint weight loss at 12 weeks
- Treatment period of 24 weeks
- Placebo + 1mg, 0.5mg and 0.25mg of AOD9604
- Diet and exercise program (as per typical Phase 3 obesity trial design)
- 16 sites in Australia
- Powered to detect ~1.8kg or better at 12 weeks

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Competition vs complementation

- AOD9604 is the only metabolic stimulator in advanced development
- AOD9604 would be complementary with calorie restrictors, not in competition
- Calorie restrictors include appetite suppressants and food absorption inhibitors
- Experts agree combination therapies are the way of the future

metabolic

The potential Obesity Market:

Other major world drugs: 2004 global sales (US$)

Cholesterol lowering	
– Lipitor (Pfizer)	$10.9 b
– Zocor (Merck)	$5.2 b
– Pravachol (BMS)	$2.6 b
– All drugs (13 in top 500)	$25.4 b
Blood Pressure	
– Norvasc (Pfizer)	$4.5 b
– Diovan (Novartis)	$3.1 b
– Cozaar (Merck)	$2.8 b
– All BP lowering (36 in top 500)	$25.5 b plus
Obesity	
– Xenical (Roche)	$477 m
– Meridia (Abbott)	$305 m
– Acomplia (S-A), predicted	>$1 b
– All (prescription)	currently less than $1b

metabolic

A new use for AOD9604: Osteoporosis?

metabolic

What the rat osteoporosis study said

- AOD9604 may have a role in the prevention of osteoporosis; role in bone recovery to be determined
- Confirmation that AOD9604 is effective in controlling obesity
- Confirmation that AOD9604 is effective after oral delivery

Osteoporosis study

- Substantial, third party, MBP funded study at Mt Sinai Hospital (University of Toronto - Dr Marc Grynpas)
- 90 rats, aging females, ovaries removed (OVX) to mimic post-menopausal conditions, 10-15 per group
- Animals become obese and lose bone quality
- Daily oral AOD9604 dosing over 12 weeks:
  - reduced weight gain by 50% (highly significant, $p<0.001$)
  - prevented loss of bone mass and strength ($p<0.05$)

metabolic

OVX study – bone strength

Low dose AOD9604 = 0.25 mg/kg/day oral (LAOD)

High dose AOD9604 = 0.5 mg/kg/day oral (HOAD)



Femur Torsion - Energy to Failue (N.mm.rad)
70
65
60
55
50
45
40
35
30
25
20
Sham
Sham LAOD
Sham HAOD
OVX Control
OVX LAOD
OVX HAOD

metabolic

OVX study - weight gain

LAOD = 0.25 mg/kg/day oral

HAOD = 0.5 mg/kg/day oral



Weight Gained (%)
30
20
10
0
p=0.000
p=0.000
Sham Control
OVX Control
OVX LAOD
OVX HAOD
Treatment Group

metabolic

Is osteoporosis really a potential indication for AOD9604?

- The known biology of GH indicates direct effects on bone quality
- Lab studies by Metabolic show direct stimulatory effects of AOD9604 on osteoblasts (bone growth), but not osteoclasts (bone loss)
- Two rat studies (injected and oral) indicate AOD9604 has effects in prevention
- Questions:
  - What is the optimal dose for bone effects?
  - Can AOD9604 stimulate bone recovery as well as prevention?

metabolic

The osteoporosis market

- In the USA, 30 million individuals with OP, increasing as population ages
- Current global market is US$6 billion, with the leading drug, Fosamax (Merck), number 12 in the world at US$3.2 billion in 2004
- Forteo (Lilly) grew 4X in 2004 – an injected peptide fragment of a human hormone, PTH

ACV1

Metabolic's innovative pain drug

What is ACV1?

- Peptide derived from the toxins of the cone snail
- Reduces nerve pain in animals
- Also appears to repair the damaged nerves that cause the pain
- Safe and well tolerated in animals, very wide therapeutic window

metabolic

ACV1 clinical update

- Phase 1 clinical trial (safety) started and ended on schedule in H205
  - No adverse effects except minor injection site reactions
  - Pharmacokinetics: linear over the dose range, profile as expected
  - Pharmacodynamics: no effect on normal sensation
- Phase 2A expected to start second half of 2006, currently in planning

ACV1 – Pharmacodynamics

Diabetic neuropathy model in rats

ACV1 relieves tactile allodynia in STZ diabetic rats


Paw Withdrawal Threshold (g)
0
2
4
6
8
10
12
14
Time (days)
end of treatment
ACV1 300 µg/kg
Vehicle
Subcutaneous

- 5 days of once daily ACV1 administration
- Acute effect maintained at least 6 hrs
- Extended effect

metabolic

The market for pain drugs

- Significant need for new pain killers with new modes of action (e.g. ACV1)
- For neuropathic pain, many people get no relief from existing therapies – most drugs only help ~30%
- Very large market with limited competition
- Much “off-label” use (e.g. anti-convulsants, anti-depressants)
- Most existing drugs have side effect issues

metabolic

Pain market - the dollars

- Total pain market: US$40 billion, growing to US$75 billion by 2010
- Neuropathic pain market: US$2.5 billion, growing to $5.5 billion by 2010
- Diabetes, shingles, HIV, immune disorders, toxic neuropathies (e.g. chemotherapy), sciatica
- Until recently only one approved drug, clinically effective in only 30% of patients (Neurontin), now Lyrica, similar
- Neurontin sales in 2004 were US$2.7 billion (about 55% for neuropathic pain)

The Metabolic Team

Arthur Emmett MBBS	Chairman of the Board	30 years in big pharma, incl SVP Global Medical and Public affairs for Novartis
Roland Scollay PhD, GAICD	**CEO, Exec Director**	**25 years research management, 5 years Novartis executive, 7 years US biotech exec, experienced director**
Chris Belyea PhD	CSO Exec Director	Founder and former CEO, 9 years biotech exec, registered patent attorney
Peter Dawson BBus, FICAA	CFO	30 years in commercial financial management, audit, CFO, M&A, turn around experience, public companies
Caroline Herd PhD	VP, Clinical Development	15 years as an experimental & clinical pharmacologist in industry and academia
3 Additional Directors	Independent NEDs	Experience in clinical drug development, global finance, commercial law

Share register snap shot

ASX code:	MBP
Level 1 ADR code:	MBLPY
Market cap: (as at 28 March 2006)	A$131 million
Shares on issue:	284.6 million shares (fully diluted = 296.3 million shares; +4%)
Substantial Shareholders:	16.9% Circadian 6.6% Monash 5.9% Acorn Top 20 = 48.5 %
Range of shares: (as at 28 Feb 2006)	1 - 1,000 = 0.29% 1,001 - 5,000= 3.72% 5,001 - 10,000 = 5.35% 10,001 - 100,000 = 27.52% 100,001+ = 63.12%



As at 31 March 2006
Retail shareholders; 46.4%
Founding shareholders; 23.5%
Institutions & large private investors (Offshore); 6.7%
Institutions & large private investors (Aust); 23.4%



As at 31 March 2005
Retail shareholders; 53.8%
Founding shareholders; 30.2%
Institutions & large private investors (Aust); 16%

metabolic

metabolic

Thank you

Metabolic Pharmaceuticals Limited,
Melbourne, Australia

Contact details

Roland Scollay, PhD, CEO
roland.scollay@metabolic.com.au
T: +61 3 9860 5700

Peter Dawson, CFO
peter.dawson@metabolic.com.au
T: +61 3 9860 5700

Head Office: Metabolic Pharmaceuticals Limited
Level 3, 509 St Kilda Road
Melbourne, Victoria 3004, Australia

Diana Attana

From: ASX.Online@asx.com.au
Sent: Wednesday, April 05, 2006 1:22 PM
To: Belinda Shave; Chris Belyea; Diana Attana; Peter Dawson; Roland Scollay
Subject: MBP - ASX Online e-Lodgement - Confirmation of Release

Attachments: 322930.pdf

322930.pdf (354 KB)

ASX confirms the release to the market of Doc ID: 322930 as follows:
Release Time: 05-Apr-2006 13:21:07
ASX Code: MBP
File Name: 322930.pdf
Your Announcement Title: Metabolic CEO to present at US biotech conferences

ASX

AUSTRALIAN STOCK EXCHANGE

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4, 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE

Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 02/05/2006

TIME: 08:43:01

TO: METABOLIC PHARMACEUTICALS LIMITED

FAX NO: 03-9860-5777

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Completes enrolment for obesity trial ahead of schedule

If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.
If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open" status on ASX's trading system. This means that trading in your company's securities is temporarily stopped, to allow the market time to assess the contents of your announcement. "Pre-open" is approx. 10 minutes for most announcements but can be 50 minutes (approx) for takeover announcements.

Once "pre-open" period is completed, full trading of the company's securities recommences.

PLEASE NOTE:
In accordance with Guidance Note 14 of ASX Listing Rules, it is mandatory to elodge announcements using ASX Online. Fax is available for emergency purposes and costs A$38.50 (incl. GST). The only fax number to use is **1900 999 279**.

metabolic

Metabolic completes enrolment for obesity clinical trial ahead of schedule

- ***536 subjects enrolled in the Phase 2B human clinical study; recruitment closed***
- ***Trial completion in December 2006; ahead of schedule***
- ***Results to be announced in March 2007***

Metabolic Pharmaceuticals Limited announced today that it has completed recruitment for its Phase 2B obesity trial, the ***OPTIONS*** Study. The ***OPTIONS*** Study is designed to assess weight loss at lower doses of AOD9604 than previously tested.

Dr Roland Scollay, CEO, commented "we are very pleased to have exceeded our enrolment target, and to have done it ahead of schedule. It was a great effort from our team to complete the recruitment early for such a large trial involving over 500 subjects and 16 clinical sites. Since the date of completion of the trial is determined by the date the last subject is enrolled, we are confident we will conclude the study in December 2006, and we expect to have the trial data analysed and available in early 2007".

The obese subjects participating in the ***OPTIONS*** Study will receive a placebo or one of three different dose levels of AOD9604 during the 32 weeks of the study. Until the completion of the study, neither the doctors nor the subjects (nor Metabolic) know which subjects are receiving drug or placebo (a double blinded study). The results can only be reviewed after all subjects have completed the study, and the data have been checked for integrity, "unblinded" and undergone extensive statistical analysis.

Previous announcements regarding this trial, made on 18 October 2005 and 23 January 2006 are available at www.metabolic.com.au.

Key milestones

Phase 2B trial – all subjects recruited	**Q2 2006**	***Completed***
Phase 2B trial – last subject completes the study	**December 2006**	***Date now fixed***
Phase 2B trial – key results announced	**March 2007**	***Expected***

Trial Design:

Number of subjects:	536 subjects enrolled, approximately equal number of men and women
Subject selection criteria:	▪ BMI* (Body Mass Index) 30-45 kg/m^2; ▪ Age 18-65 years; and ▪ A waist circumference of more than 102 cm for males and 95 cm for females, in otherwise healthy subjects.
Expected completion date:	Last subject will complete the study in December 2006, results expected in March 2007
Blinding status:	Double-blinded (neither treating doctor nor subject knows whether the subject is receiving drug or placebo)
Placebo controlled:	Yes (one group receives only placebo – a tablet that looks the same as AOD9604 but has no drug)
Treatment route:	Oral (tablets)
Treatment frequency:	Once per day
Dose level:	Dose groups of 0, 0.25, 0.5 and 1 mg (the 0 group is the placebo group)
Primary end points:	▪ Weight loss over 12 weeks of treatment for any one of three daily AOD9604 oral doses of 0.25 mg, 0.5 mg and 1 mg compared to placebo; and ▪ Safety and tolerability.
Secondary end points:	▪ Weight loss over 24 weeks of treatment; ▪ Comparison of the effects of the three different dose levels; ▪ Waistline reduction over 24 weeks of treatment; ▪ Body fat reduction assessed by whole body scans; and ▪ Improvement in risk factors such as glucose control and lipid profiles over 24 weeks of treatment.
Trial sites:	16 clinical trial sites throughout Australia
Contract Research Organisation:	Kendle Pty Limited

* BMI is weight in kilograms divided by the square of the height in metres. Eg: 95 kg and 1.7 metres tall is 95/(1.7x1.7)=32.9. "Obese" is defined as BMI of 30 or above.

- ENDS -

About Metabolic

*Metabolic Pharmaceuticals Limited (**ASX**: MBP, **OTC**: MBLPY) is an ASX listed biotechnology company based in Melbourne, Australia with 285 million shares on issue. The Company employs 24 staff and is led by an experienced and proven management team. The Company's mission is to bring to the market innovative drugs which will improve people's lives and return value to stakeholders.*

Metabolic has two high-value, innovative drugs in late-stage human clinical development and several exciting drugs in the research pipeline. Both its clinical stage drugs, for obesity and neuropathic pain, address multi-billion dollar markets which are poorly served by existing drugs. Metabolic commenced a Phase 2B human clinical trial of its obesity drug (AOD9604) in October 2005, and plans to commence its Phase 2A human clinical program of its pain drug (ACV1) in Q306. Metabolic also has discovery programs targeting type 2 diabetes, osteoporosis and a collaboration agreement with Neuren Pharmaceuticals Limited (ASX:NEU) in the field of nerve protection and regeneration. For more information, please visit the company's website at www.metabolic.com.au.

Background to AOD9604 (for Obesity)

AOD9604 is a 16 amino acid, orally active peptide modelled on one segment of the human growth hormone molecule. Growth hormone occurs naturally in the body and has profound stimulatory effects on fat metabolism. Levels of the hormone are typically suppressed in the obese state and with increasing age. Counteraction of this imbalance by daily dosing with AOD9604 is believed to normalize suppressed fat metabolism in obese individuals, while avoiding unwanted effects of the whole growth hormone molecule. AOD9604 has been through a Phase 2B clinical trial which showed good indications of efficacy and an excellent tolerability profile, and a further low dose study commenced in Q405, with results expected to be announced in March 2007.

Background to ACV1 (for Pain)

ACV1 is the first in a potential new class of drugs to specifically treat neuropathic (nerve) pain. Current therapies rely largely on the 'off-label' use of anticonvulsants, antidepressants and local anaesthetics, which have unimpressive efficacy and dose-limiting side effects. The potential range of indications for ACV1 extends to neuropathic pain in diabetics, post-herpetic neuralgia ("shingles"), sciatica and many other neuropathic pain conditions currently underserved by pharmaceutical treatment.

ACV1 is a 16 amino acid peptide which specifically blocks a subtype of a class of receptors in the peripheral nervous system called neuronal nicotinic acetylcholine receptors (nAChR). ACV1 can be administered by once daily subcutaneous injections providing substantial relief in several animal models of neuropathic pain without apparent adverse effects. A Phase 1 clinical trial was successfully completed in Q405 and a Phase 2A human clinical program will commence in Q306.

Background information on the drug development process

The steps required before a drug candidate is commercialised include:

1. *Discovery or invention, then filing a patent application in Australia and worldwide*
2. *Pre-clinical testing, laboratory and chemical process development and formulation studies;*
3. *Controlled human clinical trials to establish the safety and efficacy of the drug for its intended use;*
4. *Regulatory approval from the Therapeutic Goods Association (TGA) in Australia, the FDA in the USA and other agencies throughout the world.*
5. *Marketing and sales*

The testing and approval process requires substantial time, effort, and financial resources and we cannot be certain that any approvals for any of our products will be granted on a timely basis, if at all.

Human clinical trials are typically conducted in three sequential phases which may overlap:

Phase 1	***Phase 2***	***Phase 3***
Initial safety study in healthy human subjects or patients. *Of short duration.*	*Studies in a limited patient population designed to:* - *to identify possible adverse effects and safety risks in the patient population (2A); and* - *determine the efficacy of the product for specific targeted diseases (2B);* - *to determine tolerance and optimal dosage (2B).*	*Trials undertaken to further evaluate dosage and clinical efficacy and to further test for safety in an expanded patient population in clinical study sites throughout major target markets (e.g. USA, Europe and Australia).*

Contact Information

Roland Scollay
Chief Executive Officer
roland.scollay@metabolic.com.au
T: +61-3-9860-5700

Peter Dawson
Chief Financial Officer
peter.dawson@metabolic.com.au
T: +61-3-9860-5700

Diana Attana
Assistant Company Secretary/IRO
diana.attana@metabolic.com.au
T: +61-3-9860-5700

ASX
AUSTRALIAN STOCK EXCHANGE

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4 , 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE
Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 08/05/2006

TIME: 14:35:22

TO: METABOLIC PHARMACEUTICALS LIMITED

FAX NO: 03-9860-5777

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Audio Broadcast - CEO Interviewed

If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.
If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open" status on ASX's trading system. This means that trading in your company's securities is temporarily stopped, to allow the market time to assess the contents of your announcement. "Pre-open" is approx. 10 minutes for most announcements but can be 50 minutes (approx) for takeover announcements.

Once "pre-open" period is completed, full trading of the company's securities recommences.

PLEASE NOTE:
In accordance with Guidance Note 14 of ASX Listing Rules, it is mandatory to elodge announcements using ASX Online. Fax is available for emergency purposes and costs A$38.50 (incl. GST). The only fax number to use is **1900 999 279**.

Audio Broadcast – CEO interviewed by Boardroom Radio

Dr Roland Scollay, CEO of Metabolic Pharmaceuticals Limited (Metabolic), participated in an interview with *Boardroom Radio* today. In the interview, Dr Scollay provided an overview of Metabolic's business including an explanation of its two high-potential, clinical stage drugs, AOD9604 for obesity and ACV1 for pain.

An audio webcast of the interview is available at www.boardroomradio.com.

To download previous ASX Announcements regarding Metabolic, visit www.metabolic.com.au and click on ***Investor Relations***.

- ENDS -

About Metabolic

Metabolic Pharmaceuticals Limited (**ASX**: MBP, **OTC**: MBLPY) is an ASX listed biotechnology company based in Melbourne, Australia with 285 million shares on issue. The Company employs 24 staff and is led by an experienced and proven management team. The Company's mission is to bring to the market innovative drugs which will improve people's lives and return value to stakeholders.

Metabolic has two high-value, innovative drugs in late-stage human clinical development and several exciting drugs in the research pipeline. Both its clinical stage drugs, for obesity and neuropathic pain, address multi-billion dollar markets which are poorly served by existing drugs. Metabolic commenced a Phase 2B human clinical trial of its obesity drug (AOD9604) in October 2005, and plans to commence its Phase 2A human clinical program (two trials) of its pain drug (ACV1) in Q306. Metabolic also has discovery programs targeting type 2 diabetes, osteoporosis, an oral delivery platform for peptides and a collaboration agreement with Neuren Pharmaceuticals Limited (**ASX**:NEU) in the field of nerve protection and regeneration. For more information, please visit the company's website at www.metabolic.com.au.

Background to AOD9604 (for Obesity)
AOD9604 is a 16 amino acid, orally active peptide modelled on one segment of the human growth hormone molecule. Growth hormone occurs naturally in the body and has profound stimulatory effects on fat metabolism. Levels of the hormone are typically suppressed in the obese state and with increasing age. Counteraction of this imbalance by daily dosing with AOD9604 is believed to normalise suppressed fat metabolism in obese individuals, while avoiding unwanted effects of the whole growth hormone molecule. AOD9604 has been through a Phase 2B clinical trial which showed good indications of efficacy and an excellent tolerability profile, and a further low dose study commenced in Q405, with results expected to be announced in March 2007.

Background to ACV1 (for Pain)
ACV1 is the first in a potential new class of drugs to specifically treat neuropathic (nerve) pain. Current therapies rely largely on the 'off-label' use of anticonvulsants, antidepressants and local anaesthetics, which have unimpressive efficacy and dose-limiting side effects. The potential range of indications for ACV1 extends to neuropathic pain in diabetics, post-herpetic neuralgia ("shingles"), sciatica and many other neuropathic pain conditions currently underserved by pharmaceutical treatment.

ACV1 is a 16 amino acid peptide which specifically blocks a subtype of a class of receptors in the peripheral nervous system called neuronal nicotinic acetylcholine receptors (nAChR). ACV1 can be administered by once daily subcutaneous injections and in several animal models of neuropathic pain provided substantial relief without apparent adverse effects. A Phase 1 clinical trial was successfully completed in Q405 and a Phase 2A human clinical program (two trials) will commence in Q306.

Background information on the drug development process
The steps required before a drug candidate is commercialised include:

1. Discovery or invention, then filing a patent application in Australia and worldwide
2. Pre-clinical testing, laboratory and chemical process development and formulation studies;
3. Controlled human clinical trials to establish the safety and efficacy of the drug for its intended use;
4. Regulatory approval from the Therapeutic Goods Association (TGA) in Australia, the FDA in the USA and other agencies throughout the world.
5. Marketing and sales.

The testing and approval process requires substantial time, effort, and financial resources and we cannot be certain that any approvals for any of our products will be granted on a timely basis, if at all.

Human clinical trials are typically conducted in three sequential phases which may overlap:

Phase 1
Initial safety study in healthy human subjects or patients.

Phase 1 trials usually run for a short duration.

Phase 2
Studies in a limited patient population designed to:
- identify possible adverse effects and safety risks in the patient population (2A); and
- determine the efficacy of the product for specific targeted diseases (2B); and
- determine tolerance and optimal dosage (2B).

Phase 3
Trials undertaken to further evaluate dosage and clinical efficacy and to further test for safety in an expanded patient population in clinical study sites throughout major target markets (e.g. USA, Europe and Australia).

Contact Information

Roland Scollay
Chief Executive Officer
roland.scollay@metabolic.com.au
T: +61-3-9860-5700

Peter Dawson
Chief Financial Officer
peter.dawson@metabolic.com.au
T: +61-3-9860-5700

Diana Attana
Assistant Company Secretary/IRO
diana.attana@metabolic.com.au
T: +61-3-9860-5700

ASX
AUSTRALIAN STOCK EXCHANGE

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4, 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE

Department: **COMPANY ANNOUNCEMENTS OFFICE**

DATE: 10/05/2006

TIME: 09:16:34

TO: METABOLIC PHARMACEUTICALS LIMITED

FAX NO: 03-9860-5777

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Quarterly Investor Update

If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.
If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open" status on ASX's trading system. This means that trading in your company's securities is temporarily stopped, to allow the market time to assess the contents of your announcement. "Pre-open" is approx. 10 minutes for most announcements but can be 50 minutes (approx) for takeover announcements.

Once "pre-open" period is completed, full trading of the company's securities recommences.

PLEASE NOTE:
In accordance with Guidance Note 14 of ASX Listing Rules, it is mandatory to elodge announcements using ASX Online. Fax is available for emergency purposes and costs A$38.50 (incl. GST). The only fax number to use is **1900 999 279**.

QUARTERLY INVESTOR UPDATE NUMBER 13, 10 May 2006

metabolic

Highlights

- **Obesity Drug (AOD9604): Phase 2B trial ahead of schedule with full enrolment achieved**
- **Pain Drug (ACV1): Preparation underway for the Phase 2A program**
- **NRP project: Promising animal study data from Neuren collaboration**
- **Strong current cash position in excess of A$25m after successful capital raising**

CEO COMMENTS

Dr Roland Scollay, CEO: "I think we have made great progress in the last year or so in building the fundamental value drivers of this company; stronger pipeline, progress with individual programs and sufficient capital. We have hit the ground running in 2006, with our Phase 2B obesity trial progressing ahead of schedule and excellent progress on several preclinical projects.

During Q106 we strengthened our cash position through a capital raising of A$13.0 million, with a number of international and domestic institutions participating. The institutional support received is testament to the quality and quantity of the drugs we now have in research and development.

The current obesity trial was already fully funded, so the additional funds raised will primarily be used to advance:

- ACV1 for pain;
- the development of AOD9604 for its additional indication, osteoporosis; and
- Metabolic's promising preclinical projects.

It is very positive to be able to proceed with these potentially high value projects without delay – our intention is to accelerate these projects to maximise shareholder value."

KEY UPCOMING MILESTONES

Q306

- *ACV1 (pain)*: Phase 2A program starts. This program will involve two trials exploring different neuropathic pain conditions

Q406

- *AOD9604 (obesity)*: Phase 2B trial ends

Q107

- *AOD9604 (obesity)*: Phase 2B trial results expected to be announced
- *NRP (nerve repair)*: lead compound selection and formal preclinical work to commence

Note: These dates may vary

METABOLIC'S PIPELINE


R&D
Preclinical
Phase I
Phase II
Phase III
Metabolic
Obesity
AOD9604 (oral)
Osteoporosis
AOD9604 (oral)
?
AOD9604 has been successfully tested for safety & tolerability in obesity trials. Therefore, a Phase 1 trial for osteoporosis may not be required.
Type 2 Diabetes
ADD
Nervous System
Neuropathic Pain
ACV1 (injected)
ACVx (oral / nasal)
Nerve Regeneration
NRP (injected)
50:50 Collaboration with Neuren
Mode of Delivery
Oral Peptide Delivery

OBESITY

Full recruitment achieved ahead of schedule for Phase 2B trial for AOD9604

- 536 subjects enrolled into the study
- 15 site visits during Q106
- Results of the trial expected to be *announced in March 2007*
- Current global market for prescription obesity drugs is around US$1 billion with very high growth potential, forecast to exceed US$10 billion

The low dose, Phase 2B trial for Metabolic's obesity drug, known as the ***OPTIONS*** Study, is proceeding ahead of schedule with full recruitment achieved in April 2006. 536 subjects were enrolled into the study, which is designed to confirm the drug's efficacy at 1 mg and assess efficacy at lower doses than previously tested (0.5 mg and 0.25 mg).

Metabolic expects to announce the results of this obesity trial in March 2007.

"We are extremely pleased to have achieved this major milestone ahead of schedule, which means we can now conclude the trial in December 2006. It was a great effort from our team to complete enrolment early for such a large trial which involves over 500 subjects and 16 clinical sites", commented Dr Scollay.

During Q106, Dr Scollay and Dr Caroline Herd, VP of Clinical Development, embarked on a tour of 15 sites participating in the trial. The Company is very pleased with the quality of work and enthusiasm of staff observed during these site visits.

Previous ASX Announcements regarding this trial published on 18 October 2005, 23 January 2006 and 2 May 2006 can be downloaded from www.metabolic.com.au or the ASX website.

Global obesity market

In the USA alone, it is estimated that around US$40 billion per year is spent on weight control including surgery, diet programs and drugs. Total worldwide annual sales of prescription obesity drugs are currently less than US$1 billion, largely because the two available drugs (Xenical and Meridia) have limitations. However, the potential market for a safe and effective obesity drug has been estimated at US$10 billion or more.

Full recruitment achieved ahead of schedule for Phase 2B trial for AOD9604
continued

Previous milestones for obesity drug (AOD9604)

- ✔ Phase 1 trial ***(intraveneous)***: single ascending dose study, well tolerated in 15 non-obese subjects.
- ✔ Phase 2A trial ***(intraveneous)***: latin square crossover study, well tolerated in 23 obese subjects and demonstrated fat breakdown.
- ✔ Phase 2A trial ***(oral)***: latin square crossover study, well tolerated in 17 obese subjects and demonstrated fat breakdown.
- ✔ Phase 2A trial ***(oral)***: multiple ascending dose study, well tolerated in 36 obese subjects after daily dosing for seven days.
- ✔ AOD9604 patent granted in the US until 2018. The actual useful life is likely to be to 2021 with extensions.
- ✔ Phase 2B trial ***(oral)***: multiple dose, safety and efficacy study, well tolerated in 300 subjects after daily dosing for 12 weeks. Demonstrated competitive weight loss at the best dose (1 mg).

PAIN

Phase 2A program to commence in Q306 for ACV1

- *Two trials will explore different neuropathic pain conditions*
- Global market for neuropathic pain drugs is US$2.5 billion and growing
- Progress on oral version of drug

Preparation for the Phase 2A program for Metabolic's pain drug is currently in progress. It is anticipated that two trials exploring different neuropathic pain conditions will run in tandem. The anticipated commencement date for this program was moved from Q206 to Q306 due to a minor drug formulation issue which has now been resolved.

The studies will be conducted in Australia and the first trial design is expected to be announced on commencement in Q306.

Metabolic has been testing a variant of this pain drug, ACV3, invented using Metabolic's new platform for designing orally dosable peptides (see ***Preclinical Programs*** section). Recent dose response experiments from several animal efficacy studies confirm that ACV3 works efficiently by the oral route indicating promising oral availability.

Metabolic will continue to conduct experiments over 2006 to test ACV3 and other oral ACV variants in the wide range of animal models already conducted on ACV1, aiming to select a lead compound for preclinical development in 2007.

Global pain market

The current global market for neuropathic pain drugs is US$2.5 billion annually, with this figure expected to double within five years.

Previous milestones for pain drug (ACV1)

- ✔ Acquisition of commercial rights to ACV1.
- ✔ Phase 1 trial ***(subcutaneous)***: single and multiple ascending dose study, well tolerated in 45 subjects.

PRECLINICAL PROGRAMS

Animal study demonstrates osteoporosis as a potential additional indication for AOD9604

- Confirms beneficial effects of AOD9604 on bone
- Confirms anti-obesity effect on post-menopausal weight gain
- Global market for osteoporosis drugs in 2004 was US$6 billion

A recent animal study commissioned by Metabolic demonstrated that daily oral administration of AOD9604 prevented the deterioration of cortical bone in a rat model of osteoporosis, confirming findings from a previous subcutaneous animal study. AOD9604 may therefore have a beneficial role in another major area of health concern. Planning is now under way for additional animal studies to learn more about the effects of AOD9604 on bone prior to initiating a clinical development program.

This study was important for several reasons:

- It provided Metabolic with another potentially high value drug, for the prevention of osteoporosis; and
- It confirmed the effects of AOD9604 in a new model, with data supporting its potential use in the treatment of post-menopausal weight gain.

The knowledge gathered about AOD9604 from previous obesity trials may allow acceleration of the preclinical and clinical development of the drug for osteoporosis. Metabolic is pursuing this indication with vigour to progress the drug to a Phase 2 human clinical trial as soon as possible. The value of this indication is very high, with the current market for osteoporosis drugs at around US$6 billion worldwide. "We are thrilled at the prospect of an additional treatment indication for AOD9604, which increases potential market size, and therefore license income and royalty flow", said Dr Scollay.

Promising animal efficacy data reported in NRP (Neural Regeneration Peptide) project

- Results show strong effects in a rat model of nerve damage
- Lead compound selection and formal preclinical work to commence by Q107
- Metabolic entered into a collaboration with Neuren in Q105

In February 2006, Metabolic and Neuren Pharmaceuticals obtained promising results in a rat model designed to test the ability of the Neural Regeneration Peptide (NRP), NNZ-4921, to prevent or reverse peripheral neuropathy (nerve damage).

In the study, animals treated with the NRP compound, NNZ-4921, showed significantly improved performance in several tests of movement and responsiveness, compared to controls, and displayed a significant reduction in the wasting that typically results from the induced neuropathic condition.

Further studies to characterise the effects of NNZ-4921 and other compounds will be conducted in order to select a lead compound to progress to human testing. Metabolic and Neuren intend to move a lead compound towards the clinic as soon as practicable. Pursuant to the collaboration agreement signed in Q105, development costs are being shared between Metabolic and Neuren.

Oral delivery platform for peptides

- This project aims to redesign existing injected peptides to allow for oral uptake

The vast majority of peptides (fragments of proteins, or very small proteins) are broken apart by digestive enzymes or acid in the stomach and intestines before they have a chance to be absorbed into the body tissues, and so most peptide drugs cannot be taken by the patient-preferred oral route and are usually injected. Metabolic has an ongoing internal program aimed at redesigning existing peptide drugs to enhance oral uptake, based on an understanding of the structure of Metabolic's orally active peptide, AOD9604.

Oral delivery platform for peptides
continued

"Metabolic's oral delivery platform has the potential to be used by other companies developing peptide drugs. This could foster multiple out-licensing opportunities for our Company," said Dr Scollay.

Patent applications have been filed, and ACV3 (discussed in the ***Pain*** section) is the first example of this program. Metabolic is currently designing and testing variants of several high value peptide drugs in animal studies, any of which could be a significant value driver for the Company if high and consistent oral activity can be demonstrated.

OTHER NEWS

Share placement raises A$13.0 million

- 99% of placement to offshore and Australian institutional investors
- Funds raised will advance drug pipeline for pain, osteoporosis and oral delivery of peptides

In Q106, Metabolic successfully completed a private placement of 30.2 million shares at A$0.43 cents per share to raise A$13.0 million, with attaching options to subscribe for a further 8 million ordinary shares with an exercise price at a premium to the placement price. If all options are exercised, an additional A$4.9 million will be raised. The Company benefited from strong institutional support, and new international interest, with several new high profile institutional investors (Instos) entering Metabolic's share register. The placement price of $0.43 cents per share represented a minimal A$0.01c (2%) discount to Metabolic's closing share price on 16 March 2006.

Metabolic has been striving to increase the proportion of institutions on its share register. During the 12 months to 31 March 2006, the proportion of institutional shareholdings has nearly doubled.

Metabolic's share register as at 31 March 2006



Circadian & Monash 23.5%
Retail Investors 46.4%
Instos & Large Investors (Aust) 23.4%
Instos & Large Investors (O/S) 6.7%

Metabolic's share register as at 31 March 2005



Circadian & Monash 30.2%
Retail Investors 53.8%
Instos & Large Investors (Aust) 16.0%

O/S = Overseas
Aust = Australian

Share placement raises A$13.0 million *continued*

- Strong cash position, in excess of A$25 million

Use of funds

Metabolic's cash reserves are currently in excess of A$25 million. The new funds raised will primarily be used to:

- fund the upcoming Phase 2A program for ACV1 (pain) and for preparation of subsequent trials of this drug; and
- carry out further studies to progress Metabolic's preclinical pipeline (osteoporosis, diabetes, and a project to develop an oral delivery platform for peptides).

Note: The current Phase 2B trial for AOD9604 for obesity was financed from existing funds prior to this placement.

Financial results

On 27 February 2006, Metabolic announced its 2006 half-year results to the ASX. The Company reported total expenditure of A$5.7 million (primarily research and development costs in advancing the Company's programs) and total interest revenue and grant income of A$721,000. A full copy of the 2006 half-year report is available at www.metabolic.com.au in the ***"Investor Relations"*** section.

Investor Relations initiatives

- Metabolic participated in several Investor Roadshows and biotechnology investment conferences during Q106

During Q106, Dr Scollay promoted the Company as an investment proposition to institutional and retail investors through Investor Roadshows in Melbourne, Sydney, Perth, Brisbane and New York. The growing interest from high profile institutional investors, in Australia and overseas, is extremely encouraging. In fact, a number of institutional investors visited during Q106 participated in the recent capital raising. So far this calendar year, Dr Scollay has met with more than 20 retail and institutional stockbroking firms throughout Australia, and talks regularly to key biotechnology industry analysts.

Dr Scollay continues to be invited to major biotechnology events, such as the ***Bio*****CEO & Investor Conference** (New York) in February 2006, where he participated as a panellist at a focus session on obesity drugs. Corporate presentations are available at www.metabolic.com.au in the ***"Investor Relations"*** section.

Further intensive roadshow activity is planned over the next few months to ensure that investors, both institutional and retail, are well informed regarding the Company's activities.

Dr Scollay interviewed by Boardroom Radio

- Visit www.boardroomradio.com to listen to the interview

Dr Scollay recently participated in an interview with *Boardroom Radio*. In the interview, Dr Scollay provided an overview of Metabolic's business including an explanation of its two high-potential, clinical stage drugs, AOD9604 for obesity and ACV1 for pain. An audio webcast of the interview is available at www.boardroomradio.com.

Got feedback?

If you have any feedback about this Quarterly Investor Update or any other Company matters, please email diana.attana@metabolic.com.au or send your fax to +61 3 9860 5777.

- ENDS -

About Metabolic

Metabolic Pharmaceuticals Limited (ASX: MBP, OTC: MBLPY) is an ASX listed biotechnology company based in Melbourne, Australia with 285 million shares on issue. The Company employs 24 staff and is led by an experienced and proven management team. The Company's mission is to bring to the market innovative drugs which will improve people's lives and return value to stakeholders.

Metabolic has two high-value, innovative drugs in late-stage human clinical development and several exciting drugs in the research pipeline. Both its clinical stage drugs, for obesity and neuropathic pain, address multi-billion dollar markets which are poorly served by existing drugs. Metabolic commenced a Phase 2B human clinical trial of its obesity drug (AOD9604) in October 2005, and plans to commence its Phase 2A human clinical program (two trials) of its pain drug (ACV1) in Q306. Metabolic also has discovery programs targeting type 2 diabetes, osteoporosis, an oral delivery platform for peptides and a collaboration agreement with Neuren Pharmaceuticals Limited (ASX:NEU) in the field of nerve protection and regeneration. For more information, please visit the company's website at www.metabolic.com.au.

Background to AOD9604 (for Obesity)

AOD9604 is a 16 amino acid, orally active peptide modelled on one segment of the human growth hormone molecule. Growth hormone occurs naturally in the body and has profound stimulatory effects on fat metabolism. Levels of the hormone are typically suppressed in the obese state and with increasing age. Counteraction of this imbalance by daily dosing with AOD9604 is believed to normalise suppressed fat metabolism in obese individuals, while avoiding unwanted effects of the whole growth hormone molecule. AOD9604 has been through a Phase 2B clinical trial which showed good indications of efficacy and an excellent tolerability profile, and a further low dose study commenced in Q405, with results expected to be announced in March 2007.

Background to ACV1 (for Pain)

ACV1 is the first in a potential new class of drugs to specifically treat neuropathic (nerve) pain. Current therapies rely largely on the 'off-label' use of anticonvulsants, antidepressants and local anaesthetics, which have unimpressive efficacy and dose-limiting side effects. The potential range of indications for ACV1 extends to neuropathic pain in diabetics, post-herpetic neuralgia ("shingles"), sciatica and many other neuropathic pain conditions currently underserved by pharmaceutical treatment.

ACV1 is a 16 amino acid peptide which specifically blocks a subtype of a class of receptors in the peripheral nervous system called neuronal nicotinic acetylcholine receptors (nAChR). ACV1 can be administered by once daily subcutaneous injections and in several animal models of neuropathic pain provided substantial relief without apparent adverse effects. A Phase 1 clinical trial was successfully completed in Q405 and a Phase 2A human clinical program (two trials) will commence in Q306.

Background information on the drug development process

The steps required before a drug candidate is commercialised include:

1. *Discovery or invention, then filing a patent application in Australia and worldwide*
2. *Pre-clinical testing, laboratory and chemical process development and formulation studies;*
3. *Controlled human clinical trials to establish the safety and efficacy of the drug for its intended use;*
4. *Regulatory approval from the Therapeutic Goods Association (TGA) in Australia, the FDA in the USA and other agencies throughout the world.*
5. *Marketing and sales.*

The testing and approval process requires substantial time, effort, and financial resources and we cannot be certain that any approvals for any of our products will be granted on a timely basis, if at all.

Human clinical trials are typically conducted in three sequential phases which may overlap:

Phase 1

Initial safety study in healthy human subjects or patients.

Phase 1 trials usually run for a short duration.

Phase 2

Studies in a limited patient population designed to:

- *identify possible adverse effects and safety risks in the patient population (2A); and*
- *determine the efficacy of the product for specific targeted diseases (2B); and*
- *determine tolerance and optimal dosage (2B).*

Phase 3

Trials undertaken to further evaluate dosage and clinical efficacy and to further test for safety in an expanded patient population in clinical study sites throughout major target markets (e.g. USA, Europe and Australia).

Contact Information

Roland Scollay	Peter Dawson	Diana Attana
Chief Executive Officer	Chief Financial Officer	Assistant Company Secretary/IRO
roland.scollay@metabolic.com.au	peter.dawson@metabolic.com.au	diana.attana@metabolic.com.au
T: +61-3-9860-5700	T: +61-3-9860-5700	T: +61-3-9860-5700